T. Rowe Price Mutli-Sector Account Portfolios, Inc.

T. Rowe Price Emerging Markets Local Multi-Sector Account Portfolio

(1)  While the fund may still take short positions in currencies, the limit providing that the fund’s overall net short positions in currencies (including the U.S. dollar) are limited to 10% of its net assets was removed.

(2)  While the fund may still take short positions in bond markets, the limit providing that the fund’s overall net short positions in bond markets are limited to 10% of its net assets was removed.